UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

04 APR -9 AM 7:21

March 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04024302

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
APR 14 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

dlw 4/13

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

March 29, 2004

To Whom It May Concern:

UFJ Holdings, Inc.
UFJ Tsubasa Securities Co., Ltd.

The Change in Status and Trade Name of UFJ Tsubasa Securities

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We, hereby give notice that for the further progress of our comprehensive financial strategy, the UFJ Group today decided to change the status of UFJ Tsubasa Securities Co., Ltd. ("UFJ Tsubasa") from a consolidated subsidiary of UFJ Bank Limited ("UFJ Bank") to a wholly owned subsidiary of UFJ Holdings, Inc. ("UFJ Holdings") during the fiscal year 2004 as described below.

In addition, UFJ Tsubasa will change its trade name to "UFJ Securities Co., Ltd".

1. Purpose of the agreement

UFJ Tsubasa is a comprehensive securities company listed in the first section of the Tokyo Stock Exchange, which was created through the merger of Tsubasa Securities Co., Ltd. and UFJ Capital Markets Securities Co., Ltd. in June 2002. As a core securities company of the UFJ Group, UFJ Tsubasa has aggressively provided various services to respond to its customer's needs such as fund procurement, asset securitization and M&A for corporate customers and asset management for individual customers.

Now, the lowering of the barriers separating different kinds of financial institutions have been in progress. For example, the deregulation, which includes lifting a ban of securities brokerage business for banks and expanding the providers of trust services, for improvement of customer convenience and further development of financial markets, has been in consideration. Therefore, it becomes necessary and urgent for us to manage the group without being constrained by financial segmentation than ever before, in order to respond to these changes in business environment flexibly and also to wide variety of financial needs of customers promptly. UFJ Holdings and UFJ Tsubasa believe that to establish such business structure, it is the best way to realize flexible group management as early as possible across group companies including UFJ Bank and UFJ Trust Bank, Ltd. ("UFJ Trust") by changing the status of UFJ Tsubasa to a wholly owned subsidiary of UFJ Holdings.

The UFJ Group will develop the effective platform to provide one-stop comprehensive financial services to the customers by developing state-of-the-art financial products, sharing know-how through exchange of human resources among group companies and strengthening our capabilities to respond to the customers. Through these efforts, the Group will improve convenience of the customers and enhance customer satisfaction. At the same time, we will strengthen our profitability and enhance shareholder value by allocating business resources optimally and carrying forward business integration

2. Specific Procedure

As the first step, UFJ Tsubasa will become subsidiary of UFJ Holdings. Today, UFJ Holdings decided to purchase the shares of UFJ Tsubasa owned by UFJ Bank and UFJ Trust as described below. By this action, UFJ Holdings become the largest shareholder of UFJ Tsubasa. (There will be no change in the status of listed share of UFJ Tsubasa at this stage.)

-Number of shares purchased: 383,968,000 (63.65% of issued share)

-Breakdown of shares to be purchased: UFJ Bank 371,402,000 share

UFJ Trust 12,566,000 share

-Contract date: March 29, 2004

-Delivery date: April 1, 2004

-Way of purchasing: direct transaction with UFJ Bank and UFJ Trust Bank out of market

Toward the change of status during 2004, we will acquire remaining shares from other group companies and general shareholders, while respecting all applicable laws and economic rationality. We have not yet decided on the specific procedure and timing. We will discuss the issue in consideration of the interest of shareholders of UFJ Holdings and UFJ Tsubasa and the fairness of the transaction, and announce details as soon as it is determined.

3. Trade Name

UFJ Tsubasa will change its trade name when it becomes a wholly owned subsidiary of UFJ Holdings. By this, the position of the company as the core securities company in the UFJ Group will become clearer. As one of the core group company, which plays a key role in comprehensive financial strategy, it will provide financial products and services under the unified group brand, "UFJ".

-New Trade Name: UFJ Securities Co., Ltd.

-Date of Change: October 1, 2004 or the day, which UFJ Tsubasa becomes a wholly owned subsidiary of UFJ Holdings, whichever comes first

The above matter shall be conditional upon the proposal being approved at the general meeting of stockholders to be held in late June 2004.

March 29, 2004

UFJ Holdings, Inc.

Arbitration in Land Trust Project

We hereby give notice that regarding the land trust project, which has been entrusted to UFJ Trust Bank Limited ("UFJ Trust"), a subsidiary of UFJ Holdings, Inc., as one of the trustees by Osaka City, the trustor and beneficiary ("trustor"), trustees and trustor today agreed to the arbitration.

1. The Outline of the Project

   Trustor and Beneficiary: Osaka City

   Trustees: UFJ Trust (50% of Share) and two other trust banks

   Project name: Kasumi-Chou Land Trust Project (Facility Name: "Festivalgate")

2. Process of the Arbitration

   March 1991 Conclusion of land trust agreement

   July 1997 Facilities opened

   July 2002 The trustees requested arbitration from the Osaka Summary Court

   March 2004 Acceptance of the arbitration

3. Outline of the Arbitration

   - Termination of the land trust agreement on September 30, 2004
   - Transfer of the trust properties (land, buildings, etc.) to the trustor as it is on the termination date of the trust agreement
   - Contractual standing, rights and obligations will be inherited by the trustor on the termination date of the trust agreement
   - Trustor will reimburse the trustees for the amount of the debt related to the trust project on the termination date of the trust agreement
   - Three Trustees will pay Yen 18 billion in the settlement on the termination date of the trust agreement

4. Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.